UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: 06-30-2011

Check here if Amendment [ ]; Amendment Number: ______
This Amendment (Check only one.): [ ] is a restatement.
[ ] adds new holdings entries.

Institutional Investment Manager Filing this Report:

Name: Bedlam Asset Management plc
Address: 20 Abchurch Lane, London, EC4N 7BB, UK

Form 13F File Number: 28-__________

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorized to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Michael Comras
Title: Chief Compliance Officer
Phone: +44 20 7648 4325

Signature, Place, and Date of Signing:

[Signature]	London, U.K. [City, State]	08-08-2011 [Date]

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT. (Check here if a portion of the holdings for this reporting manager are reported in this report and a portion are reported by other reporting manager(s).)

FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: _____0_____

Form 13F Information Table Entry Total: _____19_____

Form 13F Information Table Value Total: _____ 190,309 _____
(thousands)

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all institutional investment managers with respect to which this report is filed, other than the manager filing this report.

NONE

FORM 13F INFORMATION TABLE

COLUMN 1	COLUMN 2	COLUMN 3	COLUMN 4	COLUMN 5		PUT/	COLUMN 6	COLUMN 7	COLUMN 8		
									VOTING AUTHORITY		
NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x$1000)	SHRS OR PRN AMT	SH/ PRN	CALL	INVESTMENT DISCRETION	OTHER MANAGER	SOLE	SHARED	NONE
AGNICO EAGLE MINES LTD	COM	008474 10 8	15,071	238,723	SH		SOLE		238,723		
BRISTOL MYERS SQUIBB CO	COM	110122 10 8	15,025	518,817	SH		SOLE		518,817		
CF INDS HLDGS INC	COM	125269 10 0	11,626	82,064	SH		SOLE		82,064		
CHECKPOINT SYS INC	COM	162825 10 3	16,288	286,514	SH		SOLE		286,514		
COTT CORP QUE	COM	22163N 10 6	9,516	1,131,557	SH		SOLE		1,131,557		
GOLDCORP INC NEW	COM	380956 40 9	9,973	206,616	SH		SOLE		206,616		
KANSAS CITY SOUTHERN	COM NEW	485170 30 2	12,429	209,495	SH		SOLE		209,495		
KIMBERLY CLARK CORP	COM	494368 10 3	280	4,214	SH		SOLE		4,214		
MOBILE TELESYSTEMS OJSC	SPONSORED ADR	607409 10 9	9,412	494,830	SH		SOLE		494,830		
PFIZER INC	COM	717081 10 3	15,157	735,782	SH		SOLE		735,782		
SARA LEE CORP	COM	803111 10 3	23,971	1,262,292	SH		SOLE		1,262,292		
SK TELECOM LTD	SPONSORED ADR	78440P 10 8	473	25,300	SH		SOLE		25,300		
WD-40 CO	COM	929236 10 7	289	7,400	SH		SOLE		7,400		
YAMANA GOLD INC	COM	98462Y 10 0	17,119	1,471,963	SH		SOLE		1,471,963		
SOUTHWESTERN ENERGY	COM	845467 10 9	12,365	288,373	SH		SOLE		288,373		
ULTRA PETROLEUM	COM	903914 10 9	12,587	274,830	SH		SOLE		274,830		
MEDTRONIC INC	COM	585055 10 6	304	7,900	SH		SOLE		7,900		
SHUFFLE MASTER INC	COM	825549 10 8	4,768	509,696	SH		SOLE		509,696		
WMS INDS INC	COM	929297 10 9	3,656	119,004	SH		SOLE		119,004		